Exhibit (e)(3)

Excerpts from the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 22, 2017.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

LendingClub Corporation (the “Company”) announced today that Brad Coleman, Principal Accounting Officer and Corporate Controller, will be resigning from his position as Principal Accounting Officer to pursue other opportunities, effective on or about August 10, following the Company’s filing of its quarterly report on Form 10-Q. Mr. Coleman will then continue as an employee, further assisting with the transition of his duties as he considers other opportunities.

Scott Sanborn, LendingClub CEO remarked, “On behalf of the Board and the Company, we want to thank Brad for his leadership, including his work as the interim CFO in 2016 and his instrumental efforts in building a strong foundation for our accounting, financial reporting, and operational processes. We’re deeply appreciative of Brad’s efforts and his strong adherence to our values.”

The Company further announced that Fergal Stack will take the position of Principal Accounting Officer and Corporate Controller immediately following Mr. Coleman’s resignation from the role. Mr. Stack has 23 years of experience in accounting and controllership positions, most recently as a consultant that provides advisory services, including Controller functions for loan accounting, securitizations, valuation of assets, and allowance for loan losses, financial reporting and accounting policy and regulatory compliance reviews, to large financial institutions. Previously, Mr. Stack performed controllership functions for Washington Mutual and Fannie Mae.

Upon commencement of employment, Mr. Stack will receive a customary compensation package consisting of an annual salary commensurate with his duties, an opportunity to earn an annual bonus pursuant to the Company’s annual bonus plan, and an opportunity to participate in the Company’s annual equity award. Mr. Stack will also receive an initial grant of restricted stock units. Subject to board approval, the RSUs will vest over 4 years, 25% of the total grant on the first anniversary of the vesting commencement date, and the remainder, ratably, quarterly for the subsequent 3 years provided Mr. Stack remains employed by the Company. Mr. Stack will also receive a one-time sign-on cash bonus, payable in two installments over a one year period, and a one-time relocation bonus.

There are no arrangements or understandings between Mr. Stack and any other persons pursuant to which he was appointed as the Principal Accounting Officer and Corporate Controller. There are also no family relationships between Mr. Stack and any director or executive officer of the Company and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.